                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark one)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2000

                                       Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from ___________________ to __________________

Commission file number 0-16182

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Axsys Technologies, Inc. 401(k) Retirement Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            Axsys Technologies, Inc., a Delaware Corporation
            175 Capital Boulevard, Suite 103
            Rocky Hill, CT 06067


                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

            Axsys Technologies, Inc. 401(k) Retirement Plan and Trust Financial Statements and Supplemental Schedule

            Independent Auditor's Report
            Statement of Net Assets Available for Benefits

            Notes to Financial Statements

            Schedule of Assets Held for Investment Purposes

                            AXSYS TECHNOLOGIES, INC.

                         401 (K) RETIREMENT PLAN & TRUST

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                          YEAR ENDED DECEMBER 31, 2000

                            AXSYS TECHNOLOGIES, INC.
                         401 (K) RETIREMENT PLAN & TRUST
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                          YEAR ENDED DECEMBER 31, 2000



                                    CONTENTS

                                                                            PAGE
FINANCIAL STATEMENTS:

Independent Auditor's Report                                                  1

Statement of Net Assets Available for Benefits                                2

Statements of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                 5

Supplemental Schedule:
    Schedule of Assets Held for Investment Purposes at End of Year           11

                                 HERMAN BIRNBAUM
                           Certified Public Accountant
                                  P.O. Box 296
                               Pluckemin, NJ 07978
                         ------------------------------
                                 (908) 781-9863


INDEPENDENT AUDITOR'S REPORT

To the Axsys Technologies, Inc. 401(K) Retirement Plan and Trust Participants:

I have audited the statement of net assets available for benefits of the Axsys Technologies, Inc. 401(K) Retirement Plan and Trust (the "Plan") as of December 31, 2000 and 1999 and the statements of changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

My audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.



May 31, 2001

                            AXSYS TECHNOLOGIES, INC.
                        401(K) RETIREMENT PLAN AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                             December 31,
                                                      2000              1999
                                                   -----------       -----------
Investments                                        $23,863,745       $14,898,053

Contributions receivable:
    Employees                                          166,207            84,859
    Employer                                           231,226           107,981
                                                   -----------       -----------
Total contribution receivable                          397,433           192,840
                                                   -----------       -----------

                                                   -----------       -----------
Net assets available for benefits                  $24,261,178       $15,090,893
                                                   ===========       ===========





















              See accompanying notes to the financial statements.

                            AXSYS TECHNOLOGIES, INC.
                        401(K) RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   FOUR MONTHS SEPTEMBER 1 - DECEMBER 31, 2000

                                     Axsys       Fidelity      Fidelity                       Fidelity
                                     Stable       Growth      Investment        Fidelity      Blue Chip
                                     Value       Company      Grade Bond        Balanced       Growth
                                  ----------------------------------------------------------------------
ADDITIONS:
 Contributions - Employees        $    28,691   $   133,416    $    32,817    $    50,629    $   143,077
 Contributions - Employer, net          8,386        32,719          7,564         13,194         31,647
 Interest and dividend income          95,287        20,531         10,851        118,596        319,980
 Exchange in                           81,646        55,883        111,515         83,224         15,149
 Loan repayment (principal
     and interest)                     11,267        40,009         13,463         14,270         44,715

DEDUCTIONS:
 Realized (gain)/loss                    --              52            (15)         2,007         35,791
 Distributions, etc                      --             701           (237)          --            1,380
 Transfer out                            --            --             --             --             --
 Exchange out                          10,408         1,762            783         17,273        105,646
 Loan withdrawals                      55,286         1,725            365         31,257         44,715
                                  ----------------------------------------------------------------------
Net increase/(decrease) in net
  assets available for plan
  benefits                            159,583       278,318        175,314        229,376        367,036

Unrealized appreciation/
  (depreciation) of investments          --         (35,225)        11,396       (134,564)    (1,751,772)
                                  ----------------------------------------------------------------------
Net assets, beginning of period          --            --             --             --             --
Balances forwarded/transferred      4,685,149        99,905        586,963      2,532,072      8,257,825
                                  ----------------------------------------------------------------------
Net assets, end of period         $ 4,844,732   $   342,998    $   773,673    $ 2,626,884    $ 6,873,089
                                  ======================================================================

                                   Fidelity        Fidelity       Fidelity
                                    Equity          Stock       Diversified
                                   Income II       Selector    International
                                  -----------------------------------------
ADDITIONS:
 Contributions - Employees        $    11,006    $    29,164    $    36,927
 Contributions - Employer, net          2,381          6,688          7,051
 Interest and dividend income           2,832        282,908         77,274
 Exchange in                             --             --              448
 Loan repayment (principal
     and interest)                      2,265          4,734          5,443

DEDUCTIONS:
 Realized (gain)/loss                     (14)        37,249          6,558
 Distributions, etc                      --              341           --
 Transfer out                            --             --             --
 Exchange out                             172        150,136         42,556
 Loan withdrawals                        --           12,751            767
                                  -----------------------------------------
Net increase/(decrease) in net
 assets available for plan
 benefits                              18,326        123,017         77,262

Unrealized appreciation/
  (depreciation) of investments        (2,103)      (540,807)      (179,858)

                                  -----------------------------------------
Net assets, beginning of period          --             --             --
Balances forwarded/transferred          7,423      2,012,332      1,416,173
                                  -----------------------------------------
Net assets, end of period         $    23,646    $ 1,594,542    $ 1,313,577
                                  =========================================


                                    Fidelity        Fidelity      Spartan         Retirement
                                    Freedom         Freedom      US Equity           Money           Loans
                                      2020           2030          Index             Market        Receivable
                                   -----------------------------------------------------------------------------
ADDITIONS:
 Contributions - Employees        $     48,232    $     42,128    $     48,911    $      1,322    $       --
 Contributions - Employer, net          14,224          12,770          10,370            --              --
 Interest and dividend income            4,672           3,096           4,969           3,267            --
 Exchange in                            26,259          16,686           8,531            --              --
 Loan repayment (principal
     and interest)                      24,986          13,790           9,353              25        (156,869)

DEDUCTIONS:
 Realized (gain)/loss                     --              --            12,152            --              --
 Distributions, etc                       --              --              --                13            --
 Transfer out                             --              --              --           640,040            --
 Exchange out                             --              --            62,074            --              --
 Loan withdrawals                          298              41          11,117            --          (158,322)
                                   -----------------------------------------------------------------------------
Net increase/(decrease) in net
 assets available for plan
 benefits                              118,075          88,429          (3,209)       (635,439)          1,453

Unrealized appreciation/
 (depreciation) of investments          (7,093)         (5,317)       (124,427)           --              --
                                   -----------------------------------------------------------------------------
Net assets, beginning of period           --              --              --              --              --
Balances forwarded/transferred          14,899          14,507       1,019,490         636,922       1,225,597
                                   -----------------------------------------------------------------------------
Net assets, end of period          $   125,881    $     97,619    $    891,854    $      1,483    $  1,227,050
                                   =============================================================================

                                         Axsys
                                     Technologies
                                     Common Stock     Adjustments*      Total
                                    ---------------------------------------------
ADDITIONS:
 Contributions - Employees           $       --      $     91,024    $    697,344
 Contributions - Employer, net             16,534         151,307         314,835
 Interest and dividend income                --                (1)        944,262
 Exchange in                                 --              --           399,341
 Loan repayment (principal
     and interest)                           --                 8          27,459

DEDUCTIONS:
 Realized (gain)/loss                         223               1          94,004
 Distributions, etc                          --                 1           2,199
 Transfer out                                --              --           640,040
 Exchange out                               8,531            --           399,341
 Loan withdrawals                            --              --              --
                                    ---------------------------------------------
Net increase/(decrease) in net
 assets available for plan
 benefits                                   7,780         242,336       1,247,657

Unrealized appreciation/
  (depreciation) of investments          (522,660)             (1)     (3,292,431)
                                    ---------------------------------------------
Net assets, beginning of period              --              --              --
Balances forwarded/transferred          8,641,597         155,098      26,305,952
                                    ---------------------------------------------
Net assets, end of period           $   3,126,717    $    397,433    $ 24,261,178
                                    =============================================

* REPRESENTS EMPLOYER AND EMPLOYEE CONTRIBUTIONS RECEIVABLE AS OF DECEMBER 31, 2000.


               See accompanying notes to the financial statements.

                            AXSYS TECHNOLOGIES, INC.
                        401(K) RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

EIGHT MONTHS JANUARY 1 - AUGUST 31, 2000


                                       Axsys Stable  CGM Capital           Westpeak          Back Bay         Loomis Sayles
                                        Value Fund     Growth         Equity Securities    Advisors Bond   Balanced Securities
                                      ----------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees          $   134,760    $   227,341          $   173,625       $    24,776       $    31,756
  Contributions - employer, net           43,367         79,926               59,495            12,183            10,302
  Interest income                        131,598           --                   --                --                --
  Transfers in/(out)                     (91,308)       157,897              (12,441)            1,066           (27,249)
  Loan repayment (principal &
  interest)                              112,846         53,092               22,296             6,336             2,871

DEDUCTIONS:
  Distributions, etc                   1,061,037      1,924,022              976,147            82,675            64,842
  Account maintenance charges              8,935         12,740               11,197               995             1,015
                                      ----------------------------------------------------------------------------------------
  Net increase/(decrease) in net
   assets available for plan
   benefits                             (738,709)    (1,418,506)            (744,369)          (39,309)          (48,177)

Unrealized appreciation/
  (depreciation) of investments          (11,935)      (185,629)              81,681            11,992            (4,463)
                                      ----------------------------------------------------------------------------------------
Net assets, beginning of period        2,883,493      4,303,653            3,483,107           301,511           370,775
Transfer to Fidelity                       5,945      2,699,518            2,820,419           274,194           318,135
                                      ----------------------------------------------------------------------------------------
Net assets, end of period             $2,126,904    $      --            $      --         $      --         $      --
                                      =========================================================================================

YEAR ENDED DECEMBER 31,1999


                                       Axsys Stable  CGM Capital           Westpeak          Back Bay         Loomis Sayles
                                        Value Fund     Growth         Equity Securities    Advisors Bond   Balanced Securities
                                      ----------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees           $   292,799    $   381,168          $   277,577       $    42,964       $    61,277
  Contributions - employer, net            67,445        110,681               70,917            20,670            16,267
  Interest income                         176,003           --                   --                --                --
  Transfers in/(out)                      (72,553)      (223,574)             184,280              (771)           (6,601)
  Loan repayment (principal &
   interest)                              (58,103)       (18,306)             (21,678)           (5,354)           (3,707)

DEDUCTIONS:
  Distributions, etc                      582,821        683,457              583,930            95,565            32,531
  Account maintenance charges              16,335         17,611               12,923             1,362             1,459
                                      ----------------------------------------------------------------------------------------
  Net increase/(decrease) in net
    assets available for plan
    benefits                             (193,565)      (451,099)             (85,757)          (39,418)           33,246

Unrealized appreciation/
(depreciation) of investments                --          530,857              571,672            (1,911)          (15,036)
                                      ----------------------------------------------------------------------------------------
Net assets, beginning of year           3,077,058      4,223,895            2,997,192           342,840           352,565
                                      ----------------------------------------------------------------------------------------
Net assets, end of year               $ 2,883,493    $ 4,303,653          $ 3,483,107       $   301,511       $   370,775
                                      ========================================================================================

YEAR ENDED DECEMBER 31,1998

                                       Axsys Stable   CGM Capital            Westpeak           Back Bay        Loomis Sayles
                                        Value Fund      Growth         Equity Securities    Advisors Bond   Balanced Securities
                                      ----------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees           $   263,856    $   398,214          $   271,771         $    51,355       $    77,433
  Contributions - employer, net            88,554        133,353               67,087              20,505            15,653
  Roll-over                                26,568        113,593               97,831              35,115            44,881
  Interest income                         161,786           --                   --                  --                --
  Transfers in/(out)                      160,099       (195,072)              14,510             (21,790)           26,271
  Loan repayment (principal &
    interest)                             (40,988)        28,530                3,111              (1,792)           (4,236)

DEDUCTIONS:
  Distributions, etc                      641,526        318,637              161,837              95,577            12,545
  Account maintenance charges              16,055         17,514               11,230               1,639             1,236
                                      ----------------------------------------------------------------------------------------
  Net increase/(decrease) in net
    assets available for plan
    benefits                                2,294        142,467              281,243             (13,823)          146,221

Unrealized appreciation/
(depreciation) of investments                --        1,030,302              645,864              24,859            19,601
                                      ----------------------------------------------------------------------------------------
Net assets, beginning of year           3,074,764      3,051,126            2,070,085             331,804           186,743
                                      ----------------------------------------------------------------------------------------
Net assets, end of year               $ 3,077,058    $ 4,223,895          $ 2,997,192         $   342,840       $   352,565
                                      ----------------------------------------------------------------------------------------


              See accompanying notes to the financial statements.

                            AXSYS TECHNOLOGIES, INC.
                        401(K) RETIREMENT PLAN AND TRUST
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - CONTINUED

EIGHT MONTHS JANUARY 1 - AUGUST 31, 2000

                                         Templeton           Loans        Axsys Technologies,
                                       International       Receivable     Inc., Common Stock        Adjustments*      Total
                                      ------------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees           $     32,579       $       --         $       (441)          $     (9,680)    $    614,716
  Contributions - employer, net             16,716               --               10,106                (28,062)         204,033
  Interest income                             --                 --                 --                     --            131,598
  Transfers in/(out)                       (27,966)              --                2,814                 (2,813)            --
  Loan repayment (principal &
   interest)                                 4,030           (153,853)              --                  (47,618)            --

DEDUCTIONS:
  Distributions, etc                       192,408             72,930          1,181,213                (50,431)       5,504,843
  Account maintenance charges                1,211               --                 --                     --             36,093
                                      ------------------------------------------------------------------------------------------
  Net increase/(decrease) in net
    assets available for plan
    benefits                              (168,260)          (266,783)        (1,168,734)               (37,742)      (4,590,589)

Unrealized appreciation/
 (depreciation) of investments             (28,748)              --            2,021,480                   --          1,884,378
Net assets, beginning of period            451,228            681,983          2,422,303                192,840       15,090,893
Transfer to Fidelity                       254,220               --                 --                     --          6,372,431
                                      ------------------------------------------------------------------------------------------
Net assets, end of period             $       --         $    455,200       $  3,275,049           $    155,098     $  6,012,251
                                      ==========================================================================================

YEAR ENDED DECEMBER 31,1999

                                         Templeton           Loans        Axsys Technologies,
                                       International       Receivable     Inc., Common Stock        Adjustments*      Total
                                      ------------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees           $     48,998       $       --        $       --               $    (88,808)   $  1,015,975
  Contributions - employer, net             19,196               --              77,301                   35,405         417,882
  Interest income                             --                 --                --                       --           176,003
  Transfers in/(out)                       119,219               --                --                       --              --
  Loan repayment (principal &
    interest)                               (2,713)            85,843              --                     24,018            --

DEDUCTIONS:
  Distributions, etc                        14,522               --             424,726                  (37,356)      2,380,196
  Account maintenance charges                  974               --                --                       --            50,664
                                      ------------       ------------      ------------             ------------    ------------
  Net increase/(decrease) in net
   assets available for plan
   benefits                                169,204             85,843          (347,425)                   7,971        (821,000)

Unrealized appreciation/
 (depreciation) of investments              88,414               --            (140,001)                    --         1,033,995
Net assets, beginning of year              193,610            596,140         2,909,729                  184,869      14,877,898
                                      ------------       ------------      ------------             ------------    ------------
Net assets, end of year               $    451,228       $    681,983      $  2,422,303             $    192,840    $ 15,090,893
                                      ============       ============      ============             ============    ============

YEAR ENDED DECEMBER 31,1998

                                         Templeton           Loans        Axsys Technologies,
                                       International       Receivable     Inc., Common Stock        Adjustments*      Total
                                      ------------------------------------------------------------------------------------------
ADDITIONS:
  Contributions - employees           $    63,142          $      --        $      --               $    (9,886)   $ 1,115,885
  Contributions - employer, net            25,899                 --            180,528                 (79,577)       452,002
  Roll-over                                46,925                 --               --                   (21,200)       343,713
  Interest income                            --                   --               --                      --          161,786
  Transfers in/(out)                       15,982                 --               --                      --             --
  Loan repayment (principal &
   interest)                                1,710                  207             --                    13,458           --

DEDUCTIONS:
  Distributions, etc                        1,333                 --            590,463                (207,362)     1,614,556
  Account maintenance charges                 626                 --               --                      --           48,300
                                      ------------------------------------------------------------------------------------------
  Net increase/(decrease) in net
   assets available for plan
   benefits                               151,699                  207         (409,935)                110,157        410,530

Unrealized appreciation/
 (depreciation) of investments            (15,517)                --           (874,190)                 19,153        850,072
Net assets, beginning of year              57,428              595,933        4,193,854                  55,559     13,617,296
                                      ------------------------------------------------------------------------------------------
Net assets, end of year               $    193,610         $   596,140      $ 2,909,729             $   184,869    $14,877,898
                                      ==========================================================================================


* REPRESENTS EMPLOYER AND EMPLOYEE CONTRIBUTIONS RECEIVABLE FOR THE APPROPRIATE REPORTING PERIOD.

              See accompanying notes to the financial statements.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


1.    SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

            METHOD OF ACCOUNTING
            The financial statements of the Axsys Technologies, Inc. 401K Retirement Plan and Trust (the "Plan") are presented on the accrual basis of accounting.

            INVESTMENTS
            Investments consisting of guaranteed investment contracts are recorded at contract value. All other investments are valued at fair value on December 31, 2000 and 1999 using share values of the funds as reported by Fidelity Investments Institutional Services Inc. in 2000 and the New England Life Insurance Company in 1999, the custodians of the Plan.

            NET APPRECIATION OF INVESTMENTS
            The net appreciation in the fair value of investments consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

            EXPENSES OF THE PLAN
            Axsys Technologies, Inc. ("The Company") incurs administrative and auditing expenses, which are not included in the financial statements.

            USE OF ESTIMATES
            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

            DEPOSITS WITH INSURANCE COMPANY
            Deposits backed by the assets of an insurance company are subject to credit risk. If the Plan trustees/custodians fail to repay funds held by the Plan, the asset value of the plan could be substantially impaired.

            INCOME TAX STATUS
            The Plan has been amended and restated to comply with the Tax Reform Act of 1986 and subsequent tax legislation. The Plan received a favorable determination letter from the Internal Revenue Service in 1997 as to its qualified status under Section 401(a) of the Internal Revenue Code. The Plan is operated in compliance with the Internal Revenue Code to maintain its qualified status. The trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's status. Therefore, no provision for income taxes has been included in the financial statements.


2.    DESCRIPTION OF THE PLAN

      The Company has maintained the Plan, which qualifies under section 401(a) and 401(k) of the Internal Revenue Code since April 1, 1985. All employees who are not members of collective bargaining groups and who are 21 years of age or older and have completed 1,000 hours of service during a consecutive twelve month period, are eligible to participate in the Plan.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


2.    DESCRIPTION OF THE PLAN - CONTINUED

      Effective September 1, 2000, the Company amended and restated the Plan pursuant to an Adoption Agreement adopting the Fidelity CORPORATEPLAN FOR RETIREMENT Prototype Basic Plan Document. The Company has appointed Fidelity Management Trust Company ("Fidelity") as trustee of a separate trust established pursuant to the Fidelity Plan effective as of September 1, 2000 (the "Fidelity Trust"). Fidelity will be the trustee of all Plan assets, other than the assets attributable to the Deposit Funds under the New England group annuity contract and the guaranteed interest accounts under the Principal group annuity contracts, which Deposit Funds and guaranteed interest accounts will, effective September 1, 2000, comprise part of the Axsys Stable Value Fund along with certain assets in the Fidelity Trust (the transferred assets being referred to as "Transferred Assets" and the remaining assets being referred to as the "Insurance Contracts"). Stephen W. Bershad and Mark J. Bonney will continue to be the co-trustees of the Trust, which, effective September 1, 2000, will hold assets exclusively attributable to the Insurance Contracts.

      In connection with the amendment and restatement of the Plan, the Company intends to maintain the Trust separately from the Fidelity Trust until the maturity or liquidation of the Insurance Contracts or participant withdrawals or participant-directed investment transfers from the Axsys Stable Value Fund to another investment fund, at which time those assets will be transferred to the Fidelity Trust (unless otherwise directed by the Investment Committee).

      Once all assets attributable to the Insurance Contracts are transferred to the Fidelity Trust or otherwise are distributed to satisfy withdrawals from the Axsys Stable Value Fund, Stephen W. Bershad and Mark J. Bonney will no longer serve as co-trustees of the Trust.

      Although the Plan assets will be held in two separate trusts, the Plan is a "single plan" as described in Treasury Regulation Section
      1.414(l)-1(b)(1) and all assets of both the Trust and the Fidelity Trust will be available to pay benefits to participants and beneficiaries of the Plan.

      Prior to September 2000, the New England Life Insurance Company was the plan custodian and the plan was self-trusteed by Axsys.

      Additionally, effective September 1, 2000 the Plan was amended to merge the Speedring, Inc. Deferred Income Retirement Plan and Speedring Systems, Inc. Deferred Income Retirement Plan. The net assets of the respective plans at date of transfer were $6,252,730 and $5,288,030.

      Participating employees may elect to defer a portion of their compensation and contribute it to the Plan on a pre-tax basis. The minimum allowable contribution under the Plan is 1% of annual gross pay. The maximum contribution to the Plan is limited by the Tax Reform Act of 1986 and was $10,500 in 2000. The Company matched 100% of the first 3% contributed and 50% of the next 2% contributed, for a maximum of 4% from September 2000 through December 2000. Prior to September 1, 2000, the Company matched 100% of the first 3% of employee contribution.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


      Employees participating in the Plan are eligible to receive a benefit upon their normal retirement date, early retirement date, or disability retirement date equal to the amount in their individual accounts. Participant contributions and related investment returns are 100% vested. Employer matching contributions and related investment returns vest as follows:

         COMPLETED YEARS OF SERVICE                PERCENTAGE VESTED
         --------------------------                -----------------
                     less than 1                              0%
                          1                                  20%
                          2                                  40%
                          3                                  60%
                          4                                  80%
                          5                                 100%

      Participants are eligible to borrow from their vested accounts in accordance with the Plan provisions. The maximum amount of any loan is the lesser of (a) $50,000 or (b) one-half of the participant's vested balance but not less than $1,000. In addition, no more than three loans may be outstanding at any one time. All loans must be repaid, by payroll deductions within five years, except those loans used for the purchase of a principal residence, which must be repaid within twenty years. Participant loans are charged interest at the prime rate plus 1%.

      The participants of the Plan may elect to have their contributions invested in any combination equal to a whole percentage of the following investment alternatives:

       EFFECTIVE SEPTEMBER 1, 2000                            PRIOR TO SEPTEMBER 1, 2000
       ---------------------------                            --------------------------
       Axsys Stable Value Fund                                Axsys Stable Value Fund
       Fidelity Growth Company                                Back Bay Advisors Bond Fund
       Fidelity Investment Grade Bond Fund                    Loomis Sayles Balanced Securities Fund
       Fidelity Balanced Fund                                 CGM Capital Growth Fund
       Fidelity Blue Chip Growth Fund                         Westpeak Equity Securities Fund
       Fidelity Equity Income II                              Templeton International Fund
       Fidelity Stock Selector
       Fidelity Diversified International Fund
       Fidelity Freedom 2020
       Fidelity Freedom 2030
       Spartan US Equity Index

      The participants of the Plan, effective for all periods presented, may elect to have the company match invested in the Axsys Technologies, Inc. common stock or in the same investment alternatives as the employee contributions.

      While the Company has not expressed any intention to discontinue the Plan, it is free to do so subject to the provisions of ERISA. No such termination, however, shall permit the Plan's Assets to be used for any purpose other than the exclusive benefit of the participating employees.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


      The information presented previously is not a complete description of the Plan. For more information see the Summary Plan Description available at the office of the Company.



2.    INVESTMENTS

      The following investments are reported by the trustees/custodians and represent 5% or more of the Plan's net assets:

                                               December 31,
                                            2000          1999
                                            ----          ----
Axsys Stable Value                      $ 4,844,732   $ 2,883,493
Axsys Technologies, Inc. Common Stock     3,126,717     2,422,303
Fidelity Balanced Fund                    2,626,884          --
Fidelity Blue Chip Growth Fund            6,873,089          --
Fidelity Stock Selector                   1,594,542          --
CGM Capital Growth Fund                        --       4,303,653
West peak Equity Securities Fund               --       3,483,107
                                        -----------   -----------
                                        $19,065,964   $13,092,556


      The Plan has investments in guaranteed investment contracts that are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals from the contract. The blended credited interest rate for 2000, 1999 and 1998 was 7.9%, 7.1% and 5.5% respectively. No valuation reserves have been established to adjust contract amounts since, at December 31, 2000 there is no concern with the credit worthiness of the contract issuer, the New England Life Insurance Company.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000


      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2000.

      Net assets available for benefits per the financial statements        $24,261,178
      Less: Contributions receivable per the financial statements              (397,433)
                                                                           -------------

      Net assets available for benefits per the Form 5500                   $ 23,863,745
                                                                           =============




      The following is a reconciliation of the contributions made per the financial statements to the Form 5500.

                                            PARTICIPANTS     EMPLOYER
Contributions made per the financial
     statements (accrual basis)              $ 1,312,060    $   518,868
Less: Amounts currently receivable
     at December 31, 2000                       (166,207)      (231,226)
Add: Amounts receivable at
     December 31, 1999                            84,859        107,981
                                             -----------    -----------
                                             $ 1,230,712    $   395,623
                                             ===========    ===========


3.    PLAN INCOME

      On September 28, 1999, the parent company of New England Financial, the Metropolitan Life Insurance Company ("MetLife"), voted to convert MetLife from a mutual insurance company to a stock insurance company. As a result of this process, a demutualization, a special one-time payment, in the form of shares of MetLife stock, was made to the Plan under the contract issued by New England Financial.

      The financial statements for the period ended December 31, 2000 include approximately $635,000 from the proceeds of the sale of the Plan's 20,797 shares of Met Life received as part of the demutualization program. Plan participants, in the New England Group Annuity Contract with account balances on September 28, 1999, were allocated the proceeds as dividend income in December 2000.

                            AXSYS TECHNOLOGIES, INC.
                         401(K) RETIREMENT PLAN & TRUST
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 31, 2000


    IDENTITY OF ISSUE                                CURRENT VALUE

    Axsys Stable Value Fund                             $4,884,732
    Axsys Technologies, Inc. Common Stock                3,126,717
    Fidelity Growth Company                                342,998
    Fidelity Investment Grade Bond Fund                    773,673
    Fidelity Balanced Fund                               2,626,884
    Fidelity Blue Chip Growth Fund                       6,873,089
    Fidelity Equity Income II                               23,646
    Fidelity Stock Selector                              1,594,542
    Fidelity Diversified International                   1,313,577
    Fidelity Freedom 2020                                  125,881
    Fidelity Freedom 2030                                   97,619
    Retirement Money Market                                  1,483
    Spartan US Equity Index                                891,854
    Loans to Participants                                1,227,050
                                                     --------------
                                                       $23,863,745
                                                     ==============

                                   SIGNATURES


      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                AXSYS TECHNOLOGIES, INC. 401(k)
                                                RETIREMENT PLAN
                                                (PLAN NAME)


     DATE: 6/20/01                    /s/ Stephen W. Bershad
           ------------------         -------------------------------
                                      Stephen W. Bershad
                                      Chief Executive Officer

     DATE: 6/20/01                    /s/ Mark J. Bonney
           ------------------         -------------------------------
                                      Mark J. Bonney
                                      President & Chief Operating Officer

     DATE: 6/20/01                    /s/ John E. Hanley
           ------------------         -------------------------------
                                      John E. Hanley
                                      Vice President & Chief Financial Officer

     DATE: 6/20/01                    /s/ Thomas F. Curtin, Jr.
           ------------------         -------------------------------
                                      Thomas F. Curtin, Jr.
                                      Vice President